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                                                                      EXHIBIT 28

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                                      SCHEDULE I
                                SUMMARY OF INVESTMENTS
                                    (in thousands)


                                                                     Balance
                                       Amortized        Fair         Sheet
                                       Cost             Value        Amount
Type of investment

Fixed Maturities
  U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies        $1,945,695     $2,008,051     $2,008,051
  Obligations of states and
     political subdivisions               26,688         28,012         28,012
  Foreign governments                     57,446         61,704         61,704
  Corporate and other securities       5,246,525      5,491,925      5,491,925
  Mortgage-backed securities           1,951,480      1,946,256      1,946,256

     Total fixed maturities            9,227,834      9,535,948      9,535,948

Equity securities
  Common stocks
     Industrial, miscellaneous
     and all others                       17,521         25,214         25,214

Mortgage loans on real estate(1)          74,505         79,697         74,505

Policy loans                             498,326        498,326        498,326

Other long term investments               18,042         10,748         10,748

Cash and cash equivalents                777,384        777,384        777,384

     Total investments                10,613,612     10,927,317     10,922,125






=95771




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    (1)Includes mortgage notes relating to certain investment property owned by
Liberty Mutual in the amount of $39,500 at December 31, 1995.